FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration No. 333-227245
October 10, 2019

A final base shelf prospectus dated September 18, 2018 (the “final base shelf prospectus”) containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces of Canada.

Copies of the final base shelf prospectus, and any applicable shelf prospectus supplement, may be obtained from Morgan Stanley & Co. LLC, Attention: Morgan Stanley Prospectus Department, 180 Varick Street, Second Floor, New York, New York 10014 and from Wells Fargo Securities at the following address: Wells Fargo Securities Canada, Ltd., Attention: Ryan Cheung, 22 Adelaide St. W., Suite 2200, Toronto, ON M5H 4E3.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

The issuer has filed a registration statement (including a short form base shelf prospectus) and a preliminary prospectus supplement with the United States Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the short form base shelf prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. LLC toll free at 1-877-777-8895 or Wells Fargo Securities Canada, Ltd. at 1-800-326-5897.

ALGONQUIN POWER & UTILITIES CORP.

Common Shares

Issuer:	Algonquin Power & Utilities Corp. (the “Company”)

Issue:	23,000,000 common shares (the “Common Shares”)

Issue Price:	US$13.50 per Common Share

Gross Proceeds:	US$310,500,000 (US$357,075,000 if the Over-Allotment Option is exercised in full)

Over-Allotment Option:
The underwriters shall have the option, exercisable in whole or in part from time to time for a period of 30 days after the date of the final prospectus supplement, to purchase up to an additional 3,450,000 Common Shares

Use of Proceeds:	To partially finance previously-announced acquisitions and to partially finance the Company's renewable development growth projects and for general corporate purposes

Underwriting Basis:	Firm commitment

Listing:
The Company has applied to list the Common Shares on the TSX and the NYSE. The TSX has conditionally approved the listing of the Common Shares. Listing will be subject to the Company fulfilling all of the listing conditions of such exchanges.

Eligibility:	The Common Shares are expected to be eligible for investment in RRSPs, RRIFs, RESPs, RDSPs, deferred profit sharing plans and TFSAs

Commission:	3.90%, payable upon Closing

Closing:	On or about October 16, 2019

Lead Book-running Managers:	Morgan Stanley and Wells Fargo Securities

Book-running Managers:	BofA Securities, Inc. and J.P. Morgan

Co-managers:	RBC Capital Markets, CIBC Capital Markets, Raymond James, Scotiabank and TD Securities Inc.

Not for retail investors in the EEA. No PRIIPs key information document (KID) has been prepared as not available to retail in EEA.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.